Aurora and Namaste to Complete Strategic Private-Label Software and Patient Referral Agreements

TSX: ACB      CSE: N

EDMONTON and VANCOUVER, Jan. 2, 2018 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Namaste Technologies Inc. ("Namaste") (CSE: N) (FRANKFURT: M5BQ) (OTCMKTS: NXTTF) today announced the signing of a binding term sheet towards a final Private-Label Software Agreement ("Private Label Agreement"), whereby Namaste will provide Aurora's wholly-owned subsidiary, CanvasRx Inc. ("CanvasRx") with a customized version of Namaste's patient acquisition tool, NamasteMD.com ("NamasteMD"), as well as desktop and mobile applications for Google Android and Apple iOS platforms. The companies have 30 days to complete a final agreement.

Private Label Agreement

NamasteMD is an online telemedicine platform for patient consultation and registration, bringing together Namaste`s tested technology platform, including certain proprietary authentication technologies, as well as consultation, education and medical document issuance processes. Under the terms of the Private Label Agreement:

•	Namaste will provide CanvasRx with a customized, CanvasRx-branded version of NamasteMD
•	Namaste will provide CanvasRx with a two-year exclusivity period for the private label version of NamsteMD.com in Canada
•	Namaste will initially provide the application for both the Google Android and Apple iOS platforms
•	CanvasRx will require their own doctors and/or nurse practitioners to operate the platform
•	Commercial terms of the agreement are not disclosed
•

In consideration of Aurora's assistance for the future optimization of NamasteMD, Namaste has issued Aurora 500,000 stock options, exercisable at $3.35 per common share for 48 months, vesting quarterly over 12 months.

Support Services Agreement

In addition, the companies have also signed a non-binding, non-exclusive Letter of Intent to complete a final Consultation & Support Services Agreement ("Consultation Agreement"), whereby Namaste will provide patient referral services to Aurora, where applicable under Canada's Access to Cannabis for Medical Purposes ("ACMPR") regulations. Under the terms of the Consultation Agreement:

•

Namaste shall provide certain patient-focused education and strain selection services, as well as assistance in preparing the requisite paperwork (Medical Documentation) for registering patients with Aurora

•	The Agreement is non-exclusive for a one-year term
•	Namaste shall provide the services under the agreement on preferential terms to Aurora
•	Commercial terms of the Consultation Agreement are not disclosed

The agreements further strengthen the strategic ties between the two companies, who already collaborate on eCommerce (sale of Namaste-sourced, curated selection of vaporizers through Aurora website, utilizing Namaste's technology platform), and the distribution of BC Northern Lights products. Once completed, the new agreements will provide Namaste with recurring revenues through the private label platform, while Aurora will be the only licensed producer able to offer Namaste`s streamlined online patient acquisition platform under its own (CanvasRx) brand.

Management Commentary

"NamasteMD provides an innovative and efficient extension to our industry-leading in-person cannabis counseling and education services provided through CanvasRx," said Terry Booth, CEO. "The new platform will enable us to extend our industry leading patient care to areas where we currently have no physical presence. This will allow us to leverage the strength of both the CanvasRx and Aurora brands, without having to commit to substantial investments in brick and mortar facilities. Namaste is a trusted partner with whom we already successfully collaborate on two promising initiatives, and we look forward to extending our partnership based on innovation and customer care excellence."

Sean Dollinger, President and CEO of Namaste added, "We are thrilled to have Aurora, the industry's most innovative and dynamic Licensed Producer, as our preferred strategic partner. Our drive to innovate meets the cannabis industry`s need for reliable technological solutions to improve operational efficiencies and expand the customer experience. We are very proud to be aligned with Aurora's team, and look forward to executing on our ongoing collaboration."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Namaste Technologies Inc.

Namaste is the largest online retailer for medical cannabis delivery systems globally. Namaste distributes vaporizers and smoking accessories through e-commerce sites in 26 countries and with 5 distribution hubs located around the world. Namaste has majority market share in Europe and Australia, with operations in the UK, US, Canada and Germany, and has opened new supply channels into emerging markets, including Brazil, Mexico and Chile. Namaste, through its acquisition of Cannmart Inc., a Canadian based late-stage applicant for a medical cannabis distribution license (under the ACMPR Program) is pursuing a new revenue vertical in online retail of medical cannabis in the Canadian market. Namaste intends to leverage its existing database of Canadian medical cannabis consumers, along with its expertise in e-commerce to create an online marketplace for medical cannabis patients, offering a larger variety of product and a better user experience.

On behalf of the Boards of Directors

Terry Booth	Sean Dollinger
Chief Executive Officer	Chief Executive Officer

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Aurora and Namaste are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX or CSE, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and CSE) accept responsibility for the adequacy or accuracy of this release.

SOURCE Namaste Technologies Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/02/c1867.html

%SEDAR: 00022439E

For further information: For Aurora: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, 1.647.269.5523, marc.lakmaaker@auroramj.com; For Namaste: Sean Dollinger, Chief Executive Officer, +1 (786) 389 9771, Sean@NamasteTechnologies.com, https://www2.namastetechnologies.com

CO: Namaste Technologies Inc.

CNW 06:30e 02-JAN-18